[COF LETTERHEAD]

March 10, 2015

VIA EDGAR SUBMISSION

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	Capital One Financial Corporation
Preliminary Proxy Statement on Schedule 14A
Filed February 27, 2015
File No. 001-13300

Dear Ms. Hayes:

Below are the responses of Capital One Financial Corporation (the “Company” or “we”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 4, 2015, with respect to the above-referenced filing (the “Preliminary Proxy Statement”). For your convenience, the text of the Staff’s comment is set forth below in bold, followed by our response.

Preliminary Proxy Statement on Schedule 14A

Sections XIII and XIV, page 79

1.	You disclose that Proposal 4 will, if approved, be binding and will become effective upon the filing of a Certificate of Amendment to your Certificate of Incorporation with the Delaware Secretary of State. You also disclose that Proposal 5 would not be binding on you if approved. Please revise your disclosure to specifically address the effect of each of the following scenarios: (i) if both Proposal 4 and Proposal 5 are approved, and (ii) if only Proposal 5 is approved.

RESPONSE:

The Company considered the issue addressed in the Staff’s comment when drafting the disclosures relating to Proposal 4 and Proposal 5. Accordingly, the Company stated in the Preliminary Proxy Statement on page 5, page 81 (twice) and page 83 that approval of Proposal 4 is not conditioned on approval or disapproval of Proposal 5. As stated in the Preliminary Proxy Statement on page 81, if Proposal 4 is approved by the Company’s stockholders, the Company intends to file a Certificate of Amendment to amend the Company’s Certificate with the

Division of Corporation Finance

United States Securities and Exchange Commission

March 10, 2015

Secretary of State of the State of Delaware, as the amendment will have been supported by a majority of the shares of the Company’s outstanding common stock. The Company’s intention to file the Certificate of Amendment if Proposal 4 is approved is not dependent on the outcome of Proposal 5. Accordingly, to further address this point in light of the Staff’s comment, the Company is amending the Preliminary Proxy Statement to revise the language on page 81 to read as follows:

The Proposed Certificate Amendment is binding. If ~~approved,~~ the Proposed Certificate Amendment is approved, the Company intends to file the ~~will become effective upon the filing of a~~ Certificate of Amendment to Capital One’s Certificate with the Secretary of State of the State of Delaware, and the Proposed Certificate Amendment will become effective at the time of that filing. If the Proposed Certificate Amendment is not approved by the requisite vote, then the Proposed Certificate Amendment will not be filed with the Secretary of State of the State of Delaware, the Bylaw amendment will not become effective and our stockholders will not have the ability to request that the Company call a special meeting of stockholders. Approval of the Proposed Certificate Amendment is not conditioned on approval or disapproval of the Stockholder Proposal, which means that the foregoing effects of approval or disapproval of the Proposed Certificate Amendment are not affected by approval or disapproval of the Stockholder Proposal.

There is no necessary or immediate legal effect if Proposal 5 is approved by the Company’s stockholders because, as discussed on page 81 of the Preliminary Proxy Statement, Proposal 5 is not a binding proposal. As with any precatory stockholder proposal, Proposal 5 asks but does not require that the Company or Board take an action, and nothing in Schedule 14A or in Rule 14a-8 under the Securities Exchange Act of 1934 requires a company to state in its proxy statement how it intends to respond to a proposal that is included pursuant to Rule 14a-8, nor is it common for a company to do so. As a matter of good corporate governance, the Company’s Board traditionally has determined to review and discuss the voting results of non-binding stockholder proposals, regardless of whether the stockholder proposal received more votes in favor than against. Accordingly, in light of the Staff’s comment, the Company is amending the Preliminary Proxy Statement to add the following bullet on page 83:

•	Although the Stockholder Proposal is not binding, as a matter of good corporate governance, if the Stockholder Proposal is approved, the Board expects to consider and to direct the Company to engage with stockholders regarding the Stockholder Proposal, regardless of whether the Proposed Certificate Amendment is approved by the stockholders.

* * * * * * * * * * *

In connection with our response to the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Division of Corporation Finance

United States Securities and Exchange Commission

March 10, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (703) 720-3250, or our outside counsel, Ron Mueller at Gibson Dunn at 202-955-8671, if you have any questions or would like any additional information.

Sincerely,

/s/ Gregory W. Seward
Gregory W. Seward
Vice President, Senior Associate
General Counsel

cc:	John Finneran, Capital One